1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

August 7, 2023

VIA EDGAR CORRESPONDENCE

John Grzeskiewicz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File No. 333-273214)

Dear Mr. Grzeskiewicz:

We are writing in response to comments you provided telephonically to Adam Teufel and Alexander Karampatsos, of Dechert LLP, on August 3, 2023 in connection with your review of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended, related to the proposed reorganization of Hartford Quality Value Fund (“Acquired Fund”), a series of The Hartford Mutual Funds II, Inc., into Hartford Quality Value ETF (“Acquiring Fund”), a series of the Registrant, which was filed on July 12, 2023.

On behalf of the Registrant, we have reproduced your comments below and immediately thereafter have provided the Registrant’s responses. Capitalized terms have the same meaning as defined in the Registration Statement.

1.	Comment:	Please explain supplementally why the Acquired Fund's investment management agreement is not materially different from the Acquiring Fund’s investment management agreement under Rule 17a-8 given that the Acquired Fund is subject to a traditional management fee whereas the Acquiring Fund is subject to a unitary management fee.

Response:	HFMC serves as the investment manager to both the Acquired Fund and the Acquiring Fund pursuant to separate investment management agreements (the “IMAs”). The management fee rates paid to HFMC under the IMAs are identical. The structure of the management fee paid to HFMC under the Acquired Fund’s and Acquiring Fund’s respective IMAs differ. The contractual management fee rate paid by the Acquiring Fund to HFMC is structured as a “unitary fee” under which HFMC pays all of the expenses of the Acquiring Fund, except for: (i) interest and taxes; (ii) brokerage commissions and other expenses (such as stamp taxes) connected with the execution of portfolio transactions; (iii) expenses incident to the creation and redemption of its shares; (iv) legal fees in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith and any obligation which the Registrant may have to indemnify its officers and Trustees with respect thereto; (v) distribution fees and expenses paid by the Registrant under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”); (vi) such extraordinary non-recurring expenses as may arise; and (vii) acquired fund fees and expenses. Under the terms of the Acquired Fund’s IMA, HFMC generally does not pay the expenses of the Acquired Fund.

Other than with respect to the identity of the funds and management fee structure, there are no material differences between the IMAs of the Acquired Fund and Acquiring Fund. Because the Acquiring Fund’s management fee is structured as a unitary fee whereby HFMC pays most of the expenses of the Acquiring Fund with certain exceptions, the Registrant does not believe that these differences trigger shareholder approval under Rule 17a-8(a)(3).

The purpose of the Rule 17a-8(a)(3) shareholder approval requirement is to prevent a fund complex from circumventing certain shareholder approval requirements under the 1940 Act by accomplishing, through a fund reorganization, changes that could not otherwise have been implemented without shareholder approval. In effect, the unitary fee structure results in HFMC receiving a lower net management fee from the Acquiring Fund than it would if it was structured as a traditional fee arrangement. The Registrant notes that the Acquired Fund and HFMC could, without shareholder approval, reduce the fee rate payable by the Acquired Fund, consistent with applicable SEC staff guidance.[1] Consistent with this guidance, we believe it would be appropriate for the Acquired Fund and HFMC to restructure the management fee as a unitary fee without shareholder approval in a manner that is identical to the Acquiring Fund’s fee structure. Accordingly, implementing this change in fee structure through the Conversion does not require shareholder approval.

2.	Comment:	In the “How will the Conversion affect the fees and expenses that I pay as a shareholder of a Fund?” section of the Registration Statement, please consider disclosing that the Acquiring Fund’s gross expenses will also be lower than the gross expenses of the Acquired Fund.

Response:	The disclosure has been revised accordingly.

3.	Comment:	The Conversion should be referenced in the preamble before the performance disclosure in the Registrant’s Registration Statements on Form N-1A and Form N-14 to the extent applicable.

Response:	The Registrant respectfully notes that the Conversion is appropriately disclosed in the “Past Performance” section of the Acquiring Fund’s prospectus included in the Registrant’s Registration Statement on Form N-1A. The Registrant also respectfully notes that the Registrant’s Registration Statement on Form N-14 does not disclose the performance of the Acquired Fund or the Acquiring Fund. For these reasons, the Registrant respectfully notes that no disclosure changes are required.

[1]	See e.g., Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail. May 14, 1993) and R.O.C. Taiwan Fund, SEC No-Action Letter (pub. avail. Feb. 11, 2000), each relating to amendments reducing investment advisory fees without prior shareholder approval.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	Alice A. Pellegrino
John V. O’Hanlon
Alexander C. Karampatsos